EDAC Technologies Corporation 1806 New Britain Ave. Farmington, CT 06032 860-677-2603 Fax 860-674-2718

November 16, 2012

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549

Re:  Letter dated November 1, 2012
        EDAC Technologies Corporation   File No. 001-33507
        Form 10-K for the year ended December 31, 2011
        Filed March 8, 2012
        Form 10-Q for the quarter ended June 30, 2012
        Filed August 2, 2012

Dear Ms. Cvrkel:

The following is the response of EDAC Technologies Corporation (the “Company”) to the comments in the Securities and Exchange Commission (“SEC”) Staff’s comment letter dated November 1, 2012 (the “Comment Letter”), relating to the Company’s Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) and to the Company’s Form 10-Q for the quarter ended June 30, 2012 (the “Form 10-Q”).  We thank you for your comments and have given significant thought to our responses.  As we had discussed on our phone call with Jean Yu on November 1st, we will include the additional and /or revised disclosures in our Form 10-K for the year ended December 29, 2012, (the “2012 Form 10-K”) which we expect to file in March 2013.  For ease of reference, we have repeated your questions in bold type below.  The numbered responses below correspond to the numbered paragraphs in the Comment Letter. All amounts are in thousands.

1.           We note that selling, general and administrative expenses increased due to increases in salary, bonus and commission expenses. Please note that to the extent that change(s) are attributed to more than one factor, you should quantify the amounts attributed to each factor in order for a reader to understand the significance of each factor attributing to the change. Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in salaries, bonuses, and commissions, explain the underlying reasons for these changes). Your MD&A discussion for all relevant changes in revenues and expenses should be revised in future filings accordingly.

In future filings, to the extent changes are attributable to more than one factor, we will quantify the amounts attributable to each factor, and provide appropriate explanation of underlying reasons for changes, and expand the discussion of relevant changes in revenues and expenses accordingly.  Below is a sample of the types of revisions, based on the 2011 and 2010 results of operation, that we propose to make to future filings.

Selling, general and administrative expenses were $7,991 in 2011 representing an increase of $1,789, or 28.4% from the 2010 level of $6,222. This increase of 29% was primarily due to an increase in bonus costs (which include profit sharing) of $604 or 213%, attributable to better performance against objectives for bonus and increased net income; to an increase in commission costs of $234 or 103%, due to significantly increased sales in the product lines in which we pay commissions, Apex Machine Tool and Machinery; and to increase in salary costs of $272 or 10%, reflecting the strengthening of our administrative departments.

2.           We note that your critical accounting policies disclosure is substantially similar to your accounting policies disclosures provided in Note A to the financial statements. The critical accounting policies disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosure – (i) provides greater insight into the quality and variability of information in the consolidated financial statements; (ii) addresses specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyzes the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and are reasonably likely to change in the future; and (iv) analyzes the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and revise accordingly.

In response to this comment, additional disclosure for Critical Accounting Policies and Estimates will be included in our 2012 Form 10-K filing to ensure our disclosures achieve the objectives outlined in your comment and in Section V of FRR-722.  A sample of the types of proposed revisions to critical accounting estimates disclosure we plan to make is provided below using pension accounting as an example:

We sponsor a defined benefit pension plan. Major assumptions used in the accounting for the plan includes the discount rate and the expected return on plan assets. Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year at December 31. A change in any of these assumptions would have an effect on net periodic pension and postretirement benefit costs reported in the Consolidated Financial Statements.

In the following table, we show the sensitivity of our pension plan liabilities and net annual periodic cost to a 25 basis point change in the discount rate as of December 29, 2012.

(in thousands)	Increase in discount rate of 25 bps	Decrease in discount rate of 25 bps
Projected benefit obligation	$x	$x
Net periodic pension cost	x	x

Pension expense is also sensitive to changes in the expected long-term rate of asset return.  An increase or decrease in the expected long-term rate of return would have decreased or increased 2012 pension expense by approximately $x.

3.           Your disclosure indicates that all requirements of accounting principles generally accepted in the United States of America are followed regarding bill and hold transactions. Please tell us, and explicitly state when you consider all criteria for revenue recognition to have been met with respect to bill and hold transactions.

We have situations with customers where the customer requests a bill and hold arrangement, taking title to and agreeing to pay for the goods, but asking us to hold the goods to be delivered.  Delivery is made within a few days to up to three weeks and our warehousing services are inconsequential.  Our goods are made to our customers’ specifications and could not be sold to other customers.  Upon receipt of a signed letter from a customer that requests a bill and hold arrangement and acknowledges (i) that the risks of ownership have passed to the customer, (ii) that it has a substantial business purpose for the bill and hold (iii) that it has a fixed schedule for delivery that is reasonable and consistent with the substantial business purpose and (iv) that the product is complete with no further specific performance obligations, we make an evaluation as to whether the arrangement qualifies for revenue recognition based on the following required criteria:

•	The risks of ownership have passed to the customer.
•	The customer has made a fixed commitment to purchase in written documentation
•	The customer requests the transaction on a bill and hold basis.
•	The customer has a substantial business purpose for the request.
•	There is a fixed schedule for delivery which is reasonable and consistent with the customer’s business purpose.
•	There are no further performance obligations.
•	The goods are segregated from other inventory and are not available to fill any other customers’ orders.
•	The product is complete and ready for shipment. The earnings process is complete.

It is only when all of the above criteria have been met that we recognize revenue from bill and hold transactions.

We will include a similar disclosure as it relates to our bill and hold transactions in our future filings.

4.           We note from your disclosures on page 5 within the business section that you offer design and manufacturing services, in addition to machinery repair services; however, we note no disclosure of service revenues within your revenue recognition footnote. In this regard, please tell us and expand your revenue recognition policy to disclose the nature and the accounting treatment of service revenue arrangements. As part of your response and revised disclosure, please explain whether revenue arrangements that include design, manufacturing, and repair services are typically sold with other deliverables (multiple deliverable arrangements) or separately on a stand-alone basis.

In our 2012 Form 10-K we will include the following additional disclosure for our revenue recognition policy as follows: We have service revenues representing tool design and jet engine part and machinery part repair services.  Each arrangement is for a specific tool design or part repair.  Because our customers do not receive any value from the service until it is completed and delivered, we use the “completed performance method” of revenue recognition thereby recognizing revenue upon delivery.  Each is delivered upon completion and is not sold with other deliverables.

5.           Furthermore, we note from the face of your income statement that you report a single line item for sales. Please tell us what percentage of total sales was attributed to service revenues for each of the periods presented. If service revenues represent 10% or more of total revenues, you are required to separately state such amounts from product sales. Please advise or revise accordingly. Refer to Rule 5-03(b)(1) of Regulation S-X.

We believe that additional disclosure relating to our service revenues, is not required as total sales from services was $3.9 million or only 4.5% of sales for the fiscal year ended December 31, 2011 and $3,009 or 5.1% of sales for the fiscal year ended January 1, 2011.

6.           We note from footnote 1 in the assumptions table that you utilized the simplified method for purposes of determining the expected term of your options granted during the various periods presented in your financial statements. We also note that you have issued stock options annually since 2006, as well as had option exercises during each fiscal year. In this regard, it appears management has the information available to estimate the expected term using its historical exercise data rather than continue to employ the simplified method outlined in SAB Topic 14:D. Please tell us and revise your disclosure to disclose why you believe it is appropriate to continue to utilize the simplified method for purposes of determining the expected life of your option grants. Refer to the guidance outlined in SAB Topic 14:D.

In our 2012 Form 10-K, we will include the following additional disclosure for using the simplified method for purposes of determining the expected life of our option grants as follows:  On December 2, 2007, we significantly changed the terms of our share option grants such that our historical exercise data did not provide a reasonable basis upon which to estimate an expected return.  Further, options granted on December 2, 2007, were out-of-the-money until a year before expiration making these options unreliable as historical exercise data.  Options next granted in December 2008, became fully vested in December 2011 and will not expire until December 2013.  Therefore, we continue to believe that we do not have adequate historic information to properly estimate the expected life of our stock options and as such, we believe that the use of the simplified method in 2011 remained appropriate. In future filings, we will reconsider whether 1) our options no longer represent “plain vanilla” options and 2) whether we now have sufficient history to estimate expected life.

7.           Reference is made to your pro forma presentation of the unaudited pro forma consolidated financial information for the six month periods ended June 30, 2012 and July 2, 2011. Please revise your footnote to disclose the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings (supplemental pro forma information) as required by ASC Topic 805-10-50-2h-4.

We will include a disclosure similar to the following in our 2012 Form 10-K and in our Form 10-Qs to be filed in 2013:

Material Pro Forma Adjustments:	Fiscal year ended 12/29/2012	Fiscal year ended 12/31/2011
Add acquisition interest	$x	$x
Remove EBTEC’s interest	x	x
Remove former parent’s management fee	x	x

The Company acknowledges the following with the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/Glenn L. Purple
Glenn L. Purple
Chief Financial Officer